SECURITIES AND EXCHANGE COMMISSION


                                WASHINGTON, D.C.



                                    FORM U-57



                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended


                            GPU PowerNet Pty Limited
                            ------------------------
                        (name of foreign utility company)



                                GPU, Inc. ("GPU")
                                -----------------
                      (Name of filing company, if filed on
                      behalf of a foreign utility company)

          Item 1.
          -------

               1.   The name of the entity claiming foreign utility company

          status is GPU PowerNet Pty Limited ("GPUP").  GPUP's address is:

               c/o GPU Electric, Inc.
               One Upper Pond Road
               Parsippany, New Jersey 07054

               2. The following is a brief description of facilities used for  the transmission  and  distribution of  electric energy  for sale, which are currently owned by PowerNet Victoria ("PowerNet")

          and  for which  GPUP  has agreed  to  acquire from  the  State of

          Victoria, Australia:

          PowerNet owns and maintains the existing high voltage (over 66 kV) electricity transmission grid in the State of Victoria, Australia. The assets comprising the grid include approximately 6,500 kms of overhead transmission lines (66 kV to 500 kV), approximately 10 kms of 220 kV underground cable, approximately 13,000 galvanized steel towers, seven power station switchyards and 36 terminal and transformation stations.

          The PowerNet transmission system serves all of the State of Victoria covering an area of approximately 227,600 square kilometers and a population of approximately 4.5 million.

               3. Ninety-nine percent of the voting shares of GPUP are

          owned  by  Austran  Holdings,   Inc.,  which  is  a  wholly-owned

          subsidiary of GPU Australia Holdings, Inc. ("GPUAS").  GPUAS owns the  remaining  1  percent  and  is,  in  turn,  a  wholly  owned subsidiary of GPU  Electric, Inc.,  which is, in  turn, a  wholly owned subsidiary of GPU.

          Item 2.
          -------

               1.   The   following  U.S.  public   utility  companies  are

          associates  of  GPUP:  Jersey  Central  Power  &  Light  Company,

          Metropolitan  Edison Company  and Pennsylvania  Electric Company,

          which are  wholly-owned  subsidiaries of  GPU.   No  such  public

          utility company is acquiring an interest in GPUP.

                                    SIGNATURE

               The undersigned company has duly caused this statement to be

          signed  on   its  behalf   by  the  undersigned   thereunto  duly

          authorized.



                                             GPU, INC.



                                             By:/s/ T. G. Howson

                                                T. G. Howson
                                                Vice President and Treasurer


          Date:     November 4, 1997